Exhibit 99.1

Exhibit 99.1
WIPRO
Applying Thought
WIPRO LIMITED
Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035, India; Corporate Identification Number (CIN); L32102KA1945PLC020800
Phone: +91 80 2844 0011; Fax: +91 80 2844 0054; Email: info@wipro.com; Website: www.wipro.com; Company Secretary: Mr. M Sanaulla Khan
PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY BACK OF SECURITIES) REGULATIONS, 1998, AS AMENDED.
This Public Announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 8(1) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the “Buyback Regulations”) and contains the disclosures as specified in Part A of Schedule II to the Buyback Regulations.
OFFER FOR BUYBACK OF UP TO 4,00,00,000 (FOUR CRORES) FULLY PAID UP EQUITY SHARES OF THE COMPANY OF FACE VALUE OF 2/- (RUPEES TWO) EACH (“EQUITY SHARES”) AT A PRICE OF 625/- (RUPEES SIX HUNDRED TWENTY FIVE ONLY) PER EQUITY SHARE ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER PROCESS.
1. DETAILS OF THE BUYBACK OFFER AND OFFER PRICE
1.1 The board of directors of Wipro Limited (the “Company”) (the Board of Directors of the Company hereinafter referred to as the “Board”), at their meeting held on April 20, 2016 (the “Board Meeting”), pursuant to the provisions of Article 8.2 of Articles of Association of the Company and “applicable provisions” of the Companies Act, 2013, as amended (the “Companies Act”) and in compliance with Buyback Regulations and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board, approved the buyback by the Company of up to 4,00,00,000 (Four Crores) fully paid-up Equity Shares representing upto 1.62% of the total paid-up Equity Share capital of the Company) at a price of 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores only) (“Buyback Size”), which is 6.2% of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company for the financial year ended March 31, 2016, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations from all of the shareholders who hold Equity shares as of the Record Date (as defined below) (“Buyback”).
1.2 The Buyback Size does not include any other expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors fees, public announcement publication expenses, printing and dispatch expenses, and other incidental and related expenses.
1.3 The Equity Shares are listed on the National Stock Exchange of India Limited (the “NSE”) and the BSE Limited (the “BSE”) (hereinafter together referred to as the “Stock Exchanges”). The Company’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (the “NYSE”) under the ticker symbol “WIT”.
1.4 The Buyback Price of 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the equity shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.
1.5 The Buyback Price represents a premium of 14.79% over the volume weighted average market price of the Equity Shares on the NSE for the 3 months preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 11.81% over the volume weighted average market price of the Equity Shares on the NSE for the 2 weeks preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being April 12, 2016, was 568.20 on the BSE and 569.55 on NSE respectively. The Buyback Price is higher by 277.42% of the book value per Equity Share of the Company, which as of March 31, 2016 was 165.6 per Equity Share. The earnings per Equity Share of the Company prior to the Buyback, as on March 31, 2016 was 32.97 per Equity Share. Assuming full acceptance under the Buyback the earnings per Equity Share of the Company will be 33.51 per Equity Share post the Buyback.
1.6 Holders of ADSs will be eligible to participate in the Buyback by submitting their ADSs to JP Morgan Chase Bank NA., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying Equity Shares no later than 12:00 p.m New York City time on May 4, 2016 so that they are holders of Equity Shares as of the Record Date (as defined below). Holders of ADSs will also need to establish a brokerage account in India prior to the Record Date to receive the withdrawn Equity Shares. Such holders will then be able to tender the Equity Shares in the Buyback in accordance with the terms of the Buyback. Prior to the Record Date, holders of ADSs will receive notice of the Buyback and information regarding surrendering the ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares so they can be eligible to participate in the Buyback. If an ADS holder withdraws the underlying Equity Shares, such holder will not be able to re-deposit the Equity Shares into the ADR program and receive ADSs in return, regardless of whether such holder participates in the Buyback. Equity Shares are not listed on, and cannot be sold on, a U.S. exchange. Furthermore, holders of ADSs may be subject to taxation in India upon submitting their ADSs for cancellation and also to the extent that the underlying Equity Shares are accepted in the Buyback. Holders of ADSs who decide to withdraw the underlying Equity Shares will be responsible for all related taxes, duties and fees, including fees payable to the Depositary to cancel the ADSs.
1.7 The volume weighted average closing price of the ADSs on the NYSE for 3 months and 2 weeks preceding the date of intimation of Board Meeting was US$11.73 (approx. 778.43) and US$12.46 (approx. 826.43) respectively. The closing price of the ADSs on the NYSE on date of intimation of Board Meeting, i.e. April 12, 2016 was US$12.50 (approx. 829.38). The Indian Rupee amounts are based on the exchange rate of 66.35/USD as on April 12, 2016 (Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).
1.8 The Buyback is in accordance with Section 68 and other applicable provisions of the Companies Act, Buyback Regulations, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Article 8.2 of the Articles of Association of the Company. The Buyback will be undertaken on a proportionate basis from the equity shareholders of the Company as on the Record Date (as defined below) (“Eligible Sellers”) through the tender offer process prescribed under Regulation 4(1)(a) of the Buyback Regulations. Additionally, the Buyback shall be, subject to applicable laws, implemented by tendering of Equity Shares by Eligible Sellers and settlement of the same through the stock exchange mechanism as specified by SEBI in the circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015. The Buyback is subject to other approvals, permissions and exemptions as may be required from time to time from any statutory and/ or regulatory authority including SEBI and the Stock Exchanges.
1.9 The Buyback of Equity Shares may be subject to taxation in India and in the Country of Residence of the Eligible Sellers. Additionally, holders of ADSs may be subject to taxation in India and in their Country of Residence both upon submitting their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares and also when the underlying Equity Shares are transferred upon the Buyback. In due course, Eligible Sellers will receive a Letter of Offer, which will contain a more detailed note on taxation. However, in view of the particularized nature of tax consequences Eligible Sellers are required to consult their tax advisors for the applicable tax provisions including the treatment that may be given by their respective tax officers in their case, and the appropriate course of action that they should take.
2. NECESSITY OF THE BUYBACK
2.1 The Buyback is being undertaken by the Company to return surplus funds to the equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost efficient manner. The Buyback is being undertaken for the following reasons:
i. The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders;
ii. The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of upto 15% of the Buyback Size for small shareholders. The Company believes that this reservation of upto 15% for small shareholders would benefit a large number of public shareholders, who would get classified as “Small Shareholders”;
iii. The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and
iv. The Buyback gives an option to the Eligible Sellers to either choose to participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback or choose not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.
3. DETAILS OF PROMOTER’S SHAREHOLDING AND INTENTION TO PARTICIPATE IN THE BUYBACK
3.1 The shareholding of the promoter and promoter group of the Company (the “Promoter and Promoter Group”), and persons in control of the Company as on the date of the Board Meeting i.e. April 20, 2016 is given below:
Sr. No. Name of Shareholder Number of Equity Shares % of Equity Shares
1 Azim H Premji 9,34,05,100 3.78%
2 Yasmeen A Premji 10,62,666 0.04%
3 Rishad Azim Premji 6,86,666 0.03%
4 Tariq Azim Premji 2,65,000 0.01%
5 Mr. Azim Hasham Premji Partner Representing Hasham Traders 37,09,56,000 15.01%
6 Mr. Azim Hasham Premji Partner Representing Prazim Traders 45,29,06,791 18.33%
7 Mr. Azim Hasham Premji Partner Representing Zash Traders 45,16,19,790 18.28%
8 Hasham Investment & Trading Co. Private Limited 5,62,998 0.02%
9 Azim Premji Philanthropic Initiatives Private Limited(1) 1,08,43,333 0.44%
10 Azim Premji Trust(2) 42,97,14,120 17.39%
Total 1,81,20,22,464 73.34%
Note:
1. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthrophic Initiatives Private Limited.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Trust.
3.2 The shareholding of the directors of the Promoter and Promoter Group companies in the Company as on the date of the Board Meeting i.e. April 20, 2016 is given below:
Sr. No. Name of the Directors Number of Equity Shares % of Equity Shares
1 Azim H Premji 9,34,05,100 3.78%
2 Yasmeen A Premji 10,62,666 0.04%
3 Rishad Azim Premji 6,86,666 0.03%
4 Tariq Azim Premji 2,65,000 0.01%
5 Pagalthivarthi Srinivasan 47,647 0.002%
6 Lakshminarayana Ramanathan Kollengode 9,666 0.0004%
7 Priya Mohan Sinha 37,373 0.002%
Total 9,55,14,118 3.87%
3.3 The persons mentioned in sub clause 3.1 and 3.2 have not purchased or sold any shares of the Company during a period of six months preceding the date of the Board Meeting i.e. April 20, 2016. However, Mr. Pagalthivarthi Srinivasan, one of the directors of the Promoter and Promoter Group companies has been allotted 19,807 Equity Shares on October 12, 2015 pursuant to exercise of his stock option at an exercise price of 2 per Equity Share.
3.4 In terms of the Buyback Regulations, under the tender offer route, the Promoters and Promoter Group have the option to participate in the Buyback. In this regard, members of the Promoter and Promoter Group have expressed their intention vide their letters dated April 20, 2016, to participate in the Buyback and offer up to an aggregate maximum number of 1,78,03,22,764 Equity Shares or such lower number of Equity Shares as required in compliance with the Buyback Regulations/ terms of the Buyback.
Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group in the Buyback:
Sr. No. Name of the Promoter and Promoter Group entity Maximum Number of Equity Shares proposed to be tendered
1 Azim H Premji 6,17,05,400
2 Yasmeen A Premji 10,62,666
3 Rishad Azim Premji 6,86,666
4 Tariq Azim Premji 2,65,000
5 Mr Azim Hasham Premji Partner Representing Hasham Traders 37,09,56,000
6 Mr Azim Hasham Premji Partner Representing Prazim Traders 45,29,06,791
7 Mr Azim Hasham Premji Partner Representing Zash Traders 45,16,19,790
8 Hasham Investment and Trading Co Private Limited 5,62,998
9 Azim Premji Philanthropic Initiatives Private Limited(1) 1,08,43,333
10 Azim Premji Trust(2) 42,97,14,120
Total 1,78,03,22,764
Note:
1. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthrophic Initiatives Private Limited.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Trust.
Details of the date and price of acquisition of the Equity Shares that the Promoters intend to tender are set-out below:
i. Azim H Premji
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
January 22, 1998 Bonus 61,70,540(1) 2 - -
June 29, 2004 Bonus 1,23,41,080 2 - -
August 24, 2005 Bonus 1,85,11,620 2 - -
June 17, 2010 Bonus 2,46,82,160 2 - -
Total 6,17,05,400
Note:
1. Originally allotted 12,34,108 equity shares of 10/- each as bonus shares and subsequently adjusted for split into shares of face value of 2/- each as on the record date on October 14, 1999.
ii. Yasmeen A Premji
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
June 30, 1997 Gift 3,200(1) 2 - -
January 22, 1998 Bonus 46,400(2) 2 - -
February 24, 2000 Gift 40,000 2 - -
June 29, 2004 Bonus 2,19,200 2 - -
August 24, 2005 Bonus 3,28,800 2 - -
June 17, 2010 Bonus 4,25,066 2 - -
Total 10,62,666
Note:
1. Originally received 640 equity shares of 10/- each as gift and subsequently adjusted for split into shares of face value of 2/- each as on the record date on October 14, 1999.
2. Originally allotted 9,280 equity shares of . 10/- each as bonus shares and subsequently adjusted for split into shares of face value of 2/- each as on the record date on October 14, 1999.
iii. Rishad Azim Premji
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
August 24, 2005 Bonus 3,08,000 2 - -
June 17, 2010 Bonus 3,78,666 2 - -
Total 6,86,666
iv. Tariq Azim Premji
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
June 30, 1997 Gift 26,500(1) - - -
June 29, 2004 Bonus 53,000 2 - -
August 24, 2005 Bonus 79,500 2 - -
June 17, 2010 Bonus 1,06,000 2 - -
Total 2,65,000
Note:
1. Originally received 5,300 equity shares of 10/- each as gift and subsequently adjusted for split into shares of face value of 2/- each as on the record date on October 14, 1999.
v. Mr. Azim Hasham Premji Partner Representing Hasham Traders
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
August 24, 2005 Bonus 15,34,50,000 2 - -
June 17, 2010 Bonus 21,75,06,000 2 - -
Total 37,09,56,000
vi. Mr Azim Hasham Premji Partner Representing Prazim Traders
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
June 29, 2004 Bonus 6,39,99,500 2 - -
August 24, 2005 Bonus 16,25,08,500 2 - -
June 17, 2010 Bonus 21,66,78,000 2 - -
Block Trade inter-se purchase from Hasham Traders
March 19, 2013 97,20,791 2 440.05 Cash
Total 45,29,06,791
vii. Mr Azim Hasham Premji Partner Representing Zash Traders
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
June 29, 2004 Bonus 6,36,13,400 2 - -
August 24, 2005 Bonus 16,21,22,400 2 - -
June 17, 2010 Bonus 21,61,63,200 2 - -
March 19, 2013 Block Trade inter-se purchase from Hasham Traders 97,20,790 2 440.05 Cash
Total 45,16,19,790
viii. Hasham Investment and Trading Co. Private Limited
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
July 7, 2015 Shares received under court approved scheme of amalgamation 5,62,998 2 - -
Total 5,62,998
ix. Azim Premji Philanthropic Initiatives Private Limited
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
June 15, 2005 Gift 22,80,500 2 - -
August 24, 2005 Bonus 42,25,500 2 - -
June 17, 2010 Bonus 43,37,333 2 - -
Total 1,08,43,333(1)
Note:
1. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthrophic Initiatives Private Limited.
x. Azim Premji Trust
Date of Transaction Nature of Transaction Number of Equity Shares Face Value () Issue / Acquisition Price () Consideration (Cash, other than cash etc.)
December 7, 2010 Gift 13,41,87,120 2 - -
February 22, 2013 Gift 29,55,27,000 2 - -
Total 42,97,14,120(1)
Note:
1. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Trust.
4. The Company confirms that there are no defaults subsisting in the repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institution or bank.
5. The Board has confirmed that it has made full enquiry into the affairs and prospects of the Company and has formed the opinion that:
a. Immediately following the date of convening of the Board Meeting at which the Buyback of the Equity Shares is approved, there will be no grounds on which the Company could be found unable to pay its debts;
b. As regards the Company’s prospects for the year immediately following that date, having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the
Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from that date; and
c. In forming their opinion for the above purposes, the Board has taken into account the liabilities as if the Company were being wound up under the provisions of the Companies Act (including prospective and contingent liabilities).
6. The text of the report dated April 20, 2016 received from BSR & Co. LLP, Chartered Accountants, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below.
Quote
The Board of Directors,
Wipro Limited,
Doddakannelli, Sarjapur Road,
Bangalore – 560035, India
Dear Sirs / Madam,
Re: Statutory Auditors’ report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended).
1. In connection with the proposed buyback by the Company of its equity shares in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 as amended (“the Buy Back Regulations”), we report that:
i. We have inquired into the state of affairs of the Company in relation to the Audited Condensed Interim standalone financial statements for the period ended 31 March 2016.
ii. The amount of permissible capital payment towards Buy Back of equity shares (including premium), as stated in Annexure A, has been properly determined in accordance with the proviso to Section 68 (2) of the Act and Regulation 4(1)(a) of the Buy Back Regulations; and
iii. The Board of Directors of the Company, in their meeting held on April 20, 2016 have formed their opinion, as specified in clause (x) of Part A of Schedule II of the Buy Back Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from that date
2. Compliance with the provisions of the Act and the Buy Back Regulations is the responsibility of the Company’s management. Our responsibility is to verify the factual accuracy based on our aforementioned statements. For the purpose of this report, we conducted our verification in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes issued by the Institute of Chartered Accountants of India.
3. This report has been issued solely in connection with the proposed Buy Back of equity shares by the Company and should not be used, referred or distributed for any other purpose without our prior written consent.
4. We have no responsibility to update this certificate for events and circumstances occurring after the date of this certificate.
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Vijay Mathur
Partner
Membership No.: 046476
Bangalore
April 20, 2016
Annexure A
Wipro Limited
Computation of amount of permissible capital payment towards buy back of equity shares in accordance with proviso to section 68 (2) of the Companies Act, 2013 and Regulation 4(1)(a) of the Buy Back Regulations based on the Audited Condensed Interim standalone financial statements for the period ended 31 March 2016:
Particulars Amount (in million)
Paid up equity share capital (A) 4,941
Free reserves:
-Securities premium account 14,254
-General reserve 159,783
-Surplus in Statement of Profit and Loss (Net of unrealized foreign exchange losses as at March 31, 2016 amounting to 138 million) 226,145
Total free reserves (B) 400,182
Total (A+B) 405,123
Maximum amount permissible for the buy-back i.e. 10% of total paid-up equity capital and free reserves 40,512
Unquote
7. RECORD DATE AND SHAREHOLDER’S ENTITLEMENT
7.1 The Company has fixed May 6, 2016 (the “Record Date”) for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the Buyback.
7.2 In due course, Eligible Sellers will receive a Letter of Offer along with a Tender/ Offer Form indicating the entitlement of the equity shareholder for participating in the Buyback.
7.3 The Equity Shares to be bought back as part of the Buyback are divided in two categories:
a. Reserved category for Small Shareholders (defined hereinafter); and
b. General category for all other shareholders.
7.4 As defined in the Buyback Regulations, a “Small Shareholder” is a shareholder who holds Equity Shares having market value, on the basis of closing price on BSE or NSE (as applicable, contingent on highest trading volume in respect of Equity Shares as on Record Date) as on the Record Date, of not more than 2,00,000 (Rupees Two Lakhs).
7.5 In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or number of Equity Shares entitled as per the shareholding of Small Shareholders, whichever is higher, shall be reserved for the Small Shareholders as part of this Buyback.
7.6 On the basis of the shareholding on the Record Date, the Company will determine the entitlement of each shareholder, including Small Shareholders, to tender their Equity Shares in the Buyback. This entitlement for each shareholder will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs. The final number of shares the Company will purchase from each Eligible Sellers will be based on the total number of shares tendered. Accordingly, the Company may not purchase all of the shares tendered by Eligible Sellers.
7.7 After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by shareholders in that category, and thereafter from shareholders who have tendered over and above their entitlement in other category.
7.8 The participation of the Eligible Sellers in the Buyback is voluntary. Eligible Sellers may also accept a part of their entitlement. Eligible Sellers also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other Eligible Sellers, if any. If the Buyback entitlement for any shareholder is not a round number, then the fractional entitlement shall be ignored for computation of Buyback entitlement to tender Equity Shares in the Buyback.
7.9 The maximum tender under the Buyback by any Eligible Seller cannot exceed the number of Equity Shares held by the equity shareholder as on the Record Date.
7.10 Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the Letter of Offer which will be sent in due course to the Eligible Sellers.
8. PROCESS AND METHODOLOGY FOR BUYBACK
8.1. The Buyback is open to all Eligible Sellers (including holders of ADSs that withdraw the underlying Equity Shares from the ADS facility no later than 12:00p.m New York City time on May 4, 2016)/ beneficial owners of the Company, holding Equity Shares either in physical and/ or electronic form on the Record Date.
8.2. The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 and following the procedure prescribed in the Companies Act and the Buyback Regulations, and as may be determined by the Board (including the Committee authorized to complete the formalities of the Buyback) and on such terms and conditions as may be permitted by law from time to time.
8.3. For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company (the “Company’s Broker”) through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:
JM Financial Services Limited,
5th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India.
Tel : +91 22 6704 3000, Fax : +91 22 6761 7222
Contact Person I: Mr. Sanjay Bhatia; Tel.: +91 22 6704 3000. Extn :3353
Email: sanjay.bhatia@jmfl.com
Contact Person II: Mr. Nirav Gandhi; Tel.: +91 22 4505 7262
Email: nirav.gandhi@jmfl.com, Website: www.jmfinancialservices.in
SEBI Registration Number: INB-INF011054831 (BSE); INB/INE/INF231054835 (NSE)
Corporate Identity Number: U67120MH1998LC115415
8.4. The Company will request NSE to provide the separate Acquisition Window to facilitate placing of sell orders by Eligible Sellers who wish to tender Equity Shares in the Buyback.
8.5. During the tendering period, the order for selling the Equity Shares will be placed in the Acquisition Window by Eligible Sellers through their respective stock brokers during normal trading hours of the secondary market. The stock brokers (“Seller Member(s)”) can enter orders for demat shares as well as physical shares.
8.6. Procedure to be followed by Eligible Sellers holding Equity Shares in the dematerialised form:
8.6.1 Eligible Sellers who desire to tender their Equity Shares in the electronic form under Buyback would have to do so through their respective Seller Member by indicating to their broker the details of Equity Shares they intend to tender under the Buyback.
8.6.2 The Seller Member would be required to transfer the number of Equity Shares by using the settlement number and the procedure prescribed by the clearing corporation for the transfer of the Equity Shares to the Special Account of the clearing corporation before placing the bids/ orders and the same shall be validated at the time of order entry.
8.6.3 The details of the Special Account of clearing corporation shall be informed in the issue opening circular that will be issued by NSE/clearing corporation.
8.6.4 For custodian participant orders for demat Equity Shares early pay-in is mandatory prior to confirmation of order by custodian. The custodian shall either confirm or reject the orders not later than the closing of trading hours on the last day of the tendering period. Thereafter, all unconfirmed orders shall be deemed to
Cont...

be rejected. For all confirmed Custodian Participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation.
8.6.5 Upon placing the bid, the Seller Member shall provide a Transaction Registration Slip (“TRS”) generated by the exchange bidding system to the Eligible Sellers. TRS will contain the details of order submitted like Bid ID No., Application No., DP ID, Client ID, No. of Equity Shares tendered etc.
8.7 Procedure to be followed by Eligible Sellers holding Equity Shares in the Physical form:
8.7.1 Eligible Sellers who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach the Seller Member along with the complete set of documents for verification procedures to be carried out including the (i) original share certificate(s), (ii) valid share transfer form(s) duly filled and signed by the transferors (i.e. by all registered shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iii) self-attested copy of the shareholder’s PAN Card, and (iv) any other relevant documents such as power of attorney, corporate authorization (including board resolution/ specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of the Eligible Seller has undergone a change from the address registered in the Register of Members of the Company, the Eligible Seller would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport.
8.7.2 Upon placing the bid, the Seller Member shall provide a TRS generated by the Exchange Bidding System to the shareholder. TRS will contain the details of order submitted like Folio No., Certificate No., Distinctive No., No. of Equity Shares tendered etc.
8.7.3 The Seller Member/ Eligible Seller has to deliver the original share certificate(s) and documents (as mentioned in Paragraph 8.7.1 above) along with TRS either by registered post or courier or hand delivery to the Registrar and Transfer Agent (“RTA”) (at the address mentioned at paragraph 12 below or the collection centres of the RTA details of which will be included in the Letter of Offer) within 2 (two) days of bidding by Seller Member. The envelope should be super scribed as “Wipro Buyback Offer 2016”. One copy of the TRS will be retained by RTA and it will provide acknowledgement of the same to the Seller Member/ Eligible Seller.
8.7.4 Eligible Sellers holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents are submitted. Acceptance of the physical Equity Shares for the Buyback shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The RTA will verify such bids based on the documents submitted on a daily basis and till such time the NSE shall display such bids as ‘unconfirmed physical bids’. Once the RTA confirms the bids, it will be treated as ‘Confirmed Bids’.
8.8 Modification/ cancellation of orders will be allowed during the tendering period of the Buyback.
8.9 The cumulative quantity tendered shall be made available on the website of the NSE (ww.nseindia.com) throughout the trading session and will be updated at specific intervals during the tendering period.
9. METHOD OF SETTLEMENT
9.1 Upon finalization of the basis of acceptance as per Buyback Regulations:
9.1.1 The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market.
9.1.2 The Company will pay the consideration to the Company’s Broker on or before the pay-in date for settlement. For Equity Shares accepted under the Buyback, the Seller Member will receive funds payout in their settlement bank account.
9.1.3 The Equity Shares bought back in demat form would be transferred directly to the demat account of the Company (the “Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of NSE.
9.1.4 Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Eligible Sellers would be returned to the Selling Member by clearing corporation in payout. Any excess physical Equity Shares pursuant to proportionate acceptance/ rejection will be returned back to the shareholders directly by the RTA.
9.1.5 The Seller Member would issue contract note and pay the consideration for the Equity Shares accepted under the Buyback and return the balance unaccepted Equity Shares to their respective clients. Company Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback.
9.1.6 Eligible Sellers who intend to participate in the Buyback should consult their respective Seller Member for payment to them of any cost, applicable taxes, charges and expenses (including brokerage) that may be levied by the Seller Member upon the selling shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the selling shareholders from their respective Seller Member, in respect of accepted Equity Shares, could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the Eligible Sellers.
10. The Equity Shares lying to the credit of the Company Demat Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.
11. COMPLIANCE OFFICER/ INVESTOR SERVICE CENTRE
Investors may contact the Company Secretary for any clarifications or to address their grievances, if any, during office hours i.e. 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address:
Mr. M Sanaulla Khan
Company Secretary,
Wipro Limited,
Doddakannelli, Sarjapur Road, Bangalore – 560 035, India.
Tel: +91 80 2844 0011 (ext: 226185), Fax: +91 80 2844 0054
Email: sanaulla.khan@wipro.com, Website: www.wipro.com
12. REGISTRAR TO THE BUYBACK/ INVESTOR SERVICE CENTRE
In case of any queries, shareholders may also contact the Registrar to the Buyback or the Investor Relations team of the Company, during office hours i.e. 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address:
Registrar to the Buyback
Karvy Computershare Private Limited
Karvy Selenium Tower B, Plot 31-32,
Gachibowli, Financial District,
Nanakramguda, Hyderabad 500 032, India.
Tel: +91 40 6716 2222
Fax: +91 40 2343 1551
Contact person: Mr. M. Murali Krishna
Email: wipro.buybackoffer@karvy.com
Website: https:\\karisma.karvy.com
SEBI Registration Number: INR00000021
Corporate Identity Number: U72400TG2003PTCO41636
Company Investor Relations
Wipro Limited,
Doddakannelli, Sarjapur Road,
Bangalore – 560 035, India.
Tel: +91 80 28440011 (ext: 226186)
Fax: +91 80 2844 0054
Contact person: Mr. Aravind Viswanathan
Email: aravind.viswanathan@wipro.com
Website: www.wipro.com
13. MANAGER TO THE BUYBACK
JM FINANCIAL
JM Financial Institutional Securities Limited,
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, India.
Tel: +91 22 6630 3030, Fax: +91 22 6630 3330
Contact Person: Ms. Lakshmi Lakshmanan
Email: wipro.buyback@jmfl.com, Website: www.jmfl.com
SEBI Registration Number: INM000010361
Corporate Identity Number: U65192MH1995PLC092522
14. DIRECTOR’S RESPONSIBILITY
As per Regulation 19(1)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Public Announcement and confirms that such document contains true, factual and material information and does not contain any misleading information.
For and on behalf of the Board of Directors of Wipro Limited
Sd/-
Azim H Premji
Chairman and Managing Director (Director Identification Number (DIN): 00234280)
Sd/-
Rishad A Premji
Executive Director and Chief Strategy Officer DIN- 02983899
Sd/-
M Sanaulla Khan
Company Secretary (Membership Number: F4129)
Sd/-
Jatin P Dalal
Chief Financial Officer
Date: April 21, 2016
Place: Bangalore
CONCEPT